UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 6, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amyris, Inc.

File No. 1-34885 - CF#30940

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Amyris, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 2, 2014.

Based on representations by Amyris, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.09	through October 16, 2023
Exhibit 4.24	through December 24, 2023
Exhibit 10.07	through November 4, 2018
Exhibit 10.22	through December 2, 2023
Exhibit 10.23	through December 2, 2023
Exhibit 10.24	through December 2, 2023
Exhibit 10.25	through December 2, 2023
Exhibit 10.26	through December 2, 2023
Exhibit 10.27	through December 2, 2023
Exhibit 10.29	through December 2, 2023
Exhibit 10.66	through December 6, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary